[Correspondence to the SEC]

BLUEGATE CORPORATION
701 North Post Oak, Road, Suite 600
Houston, Texas 77024
voice:  (713) 686-1100
fax:  713-682-7402

December 21, 2009

H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D. C. 20549-3561

Re: Bluegate Corporation
      Preliminary Information Statement on Schedule 14C filed November 10, 2009
      File No. 000-22711

Dear Mr. Owings:

Based upon verbal correspondence with one of your representatives on December 18, 2009, we will need additional time until January 19, 2010 to respond to your comment letter dated December 8, 2009.

Attached below please find our acknowledgement letter.

Respectfully yours,

/s/ Charles E. Leibold
Charles E. Leibold
Chief Financial Officer